UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended

December 31, 2021

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

84-1803091

(I.R.S. Employer Identification No.)

136 E South Temple, Suite 1400, Salt Lake City, UT 84111

(Full mailing address of principal executive offices)

424-394-1090

(Issuer’s telephone number, including area code)

Common Stock, par value $0.00001 per share

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of  federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

PART II

Item 1.Business

Sky Quarry Inc. (the “Company”) is an environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils.  The recycling of asphalt shingles will reduce the dependence of the American economy on landfills for the removal of waste and will also reduce the economy’s dependence on virgin crude oil for industrial uses.

The Company was incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, the Company changed its name to “Sky Quarry Inc.”

The Company acquired 2020 Resources LLC on September 16, 2020. The assets of 2020 Resources include an oil sands remediation facility (referred to in this Annual Report as the “PR Spring Facility”) and a 100% undivided interest in asphalt bitumen exploration leases covering approximately 5,930 acres in the PR Spring region of Utah. On September 16, 2020, the Company also acquired 2020 Resources (Canada) Ltd., an entity which is currently inactive.

The Company intends to retrofit the PR Spring facility to:

•Utilize its proprietary waterless solvent-based oil separation process (“ECOSolv”) to recycle waste asphalt shingles, and

•Produce oil and asphalt paving aggregate from its bitumen deposit.

The Company also plans to develop a modular, asphalt shingle recycling facility which can be deployed in areas with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

The ECOSolv Process

Under the ECOSolv process, the oil sands are mined, crushed and then mixed with a proprietary hydrocarbon-based waterless solvent and heated and agitated in a mixing vessel into a slurry. The solvent “washes” the sand clean and separates the sands from the pre-oil liquid asphalt. The created ‘pre-oil’ is then processed in the separation stage and various products can be produced – WTI market bitumen, heavy oil or heavy crude oil. The solvent is extracted by separation, distillation and evaporation processes and is captured for re-use in the closed loop system, leaving clean heavy oil ready for sale. Separation of the sand is done by mechanical drying units, which evaporate and capture the solvent for reuse, leaving behind environmentally clean sand.

In the case of processing WAS, the granules and fine powder are then cleaned, classified, separated and prepared for delivery to the customer. The asphalt bitumen is processed via Sky Quarry’s proprietary ECOSolv process.

Bench testing for waste asphalt shingles was performed using a sample containing 22% to 25% weight saturation asphalt bitumen content. The samples were processed using the Company's ECOSolv process and resulted in an end product containing, on average, 20.8% bitumen, implying a hydrocarbon recovery factor of 95% and solvent recovery of up to 99%.

The testing process consisted of the following steps.

1. Sample Preparation. Waste asphalt shingles were used as source materials for all tests. Samples were crushed and ground to approximately 1/2" size granules. A number of samples were heated to 650 Celsius in a retort test and weighed to serve as a reference for volumetric calculation of hydrocarbon loss.

2. Activation. Some samples were activated with specific solvents to initiate the process where hydrocarbons trapped in the inorganic matter are released. This stage changes the sample’s porosity structure thus improving oil extraction kinetics and making it possible to greatly improve hydrocarbon extraction.  It was noted that oil extraction from the activated samples increased up to 15% compared to non-activated samples.

3. Extraction. Sky Quarry’s proprietary ECOSolv solvent blend was then added and agitated using a vortex mixing system for a set period of time to extract oil from the activated samples. Different combinations of temperatures and resonance times were investigated to optimize the activation and extraction stages.

4. Solvent recovery. Solvent was separated from the sample using a heated vapor recovery module, captured via condensation and measured to calculate the recovery rate.

The test results, performed in-house in the 4th quarter of 2020 showed that waste asphalt shingles contained approximately 22% to 25% weight saturation measured hydrocarbons. Therefore, the percentage of hydrocarbons extracted from the activated waste asphalt shingles in Sky Quarry’s vortex mixing process would be close to the maximum oil content of approximately 22% approaching >90% yield.

The PR Spring Facility

The PR Spring Facility was completed in 2015 originally to utilize a hybrid water/biosolvent recovery system for the separation of oil from oily sands and asphalt sludge. This process has since been shown to be uneconomic in the current environment and to use significant amounts of water. The retrofitting of the facility to process both waste asphalt shingles and to remediate oil saturated surface oil sands will utilize a proprietary benign petroleum based solvent “ECOSolv” formulation for recovery, requiring very little to no water in the process. This same solvent process has been demonstrated in bench tests to be effective in the separation of waste asphalt shingles into its base components of oil, sand and fiberglass.

Asphalt Bitumen Leases

2020 Resources holds a 100% undivided interest in three contiguous asphalt bitumen leases the “PR Spring Leases”) covering approximately 5,930 acres in the PR Spring region in Utah. The leases were issued by the State of Utah’s School and Institutional Trust Land Administration (“SITLA”) and requires payment of annual rent of $6,380 per year and minimum royalties of $63,800 per year. Once production from the bitumen deposit begins production royalties will be 6.5% of gross sales per year.

The PR Spring oil sands deposit is located along the southeast flank of the Uinta Basin, formed during late Cretaceous and Early Tertiary Period. The deposit is within the Eocene-aged Green River Formation of the Douglas Creek Member. In general, the sands thicken to the southeast, closer to their source, becoming increasingly finer-grained and carbonate rich to the north and northwest.

The location of the project is amongst rugged topography, meaning the overburden thickness of the oil-saturated sands is highly variable. This variability directly effects the total volume to bitumen in-place calculations across the property. The target deposit is topographically high, which has resulted in erosion of much of the non-reservoir overburden. The mine pits have been proposed in an ideal location where the target resource is very shallow and thick, outcropping at the surface in some locations.

The reservoir is found within fluvial and lacustrine sand deposits, is oil-wet and quartz-rich, comprising of approximately 55 percent quartz, 25 to 35 percent feldspar, six to 13 percent carbonates and six percent clays, while accessory minerals comprise the remaining portion. The grains of sand within the deposit are consolidated (unlike McMurray sands found within Athabasca which are unconsolidated) with a combination of silica, carbonate, dolomite and ankerite (iron-magnesium rich carbonate) cements.

Lateral variability of ore bed characteristics is present due to the geologic nature of their deposition (inter-tongued/braided fluvial channels versus more laterally uniform lacustrine or marine sediments) increasing the possibility of discontinuous bedding or variations in bitumen saturation over comparatively shorter distances.

Five main oil-saturated sands are present: informally named A Bed at the base of the interval moving upsection to E Bed at the top (A Bed having the lowest average oil saturation and the uppermost E Bed being eroded from the project area). These sequences are separated by five carbonate markers consisting of mostly limestone, which have been correlated across the entire property. Multiple stacked oil saturated zones, separated by non-reservoir facies, will result in operationally complex handling of ore versus interburden material during mining operations.

Ideal pit locations coincide with thick oil-saturated net pays, rich saturations and thin overburden. Multiple phases of mining have been identified for the project, with Phase 1 having the highest density of drilling and greatest availability of geological information.

Well data in the mine pits is very dense and high quality, with 70 core holes in the Phase 1 mine pit locations and over 180 cored wells across PR Spring acreage. A detailed understanding of the reservoir can be achieved by analysis of this data.

Revenue Streams

The PR Spring facility will have the following revenue streams:

a) Asphalt paving aggregate– Raw asphalt ore will be mined from the PR Spring mine site and crushed to produce asphalt paving aggregate.

b) Oil production from bitumen leases – Mined bitumen will be separated through use of the ECOSolv process into clean sand and a low-sulfur heavy oil product to be sold to local refiners. Due to the low sulfur content, the oil is ideal for diesel fractioning and in particular for use with marine tanker fuels.  The sand will be stockpiled for mine remediation or can be sold for use in construction materials.

By the year ending December 31, 2023 the Company expects that approximately 33% of its gross revenue will be derived from the sale of oil produced from its PR Spring facility. However, as of the date of this Annual Report, the Company did not have any proven reserves on its bitumen leases, primarily due to the fact that its ECOSolv process, which the Company will use to produce oil from the bitumen leases, has not been used in a commercial setting.

c) Recycling of waste asphalt shingles (“WAS”)

Products derived from recycling of waste asphalt shingles include Asphalt Cement, Shingle Granules and Sand Aggregate, Limestone and Fiberglass which can be sold back to asphalt paving companies or shingle manufacturers.

Asphalt Cement (also referred to Tack Coat, Prime Coat, or Liquid Asphalt) is a bituminous asphalt binder applied between layers of new asphalt concrete or over existing road surfaces prior to adding overlay, or in the case of shingle manufacture, is applied between fiberglass and backing layers to provide a finished shingle product.

Shingle Granules are simply waste asphalt shingles milled to a consistency as coarse as 2" chunks or to as fine as coffee grounds depending on client requirements. Nails are electromagnetically separated during grinding. Adding Shingle granules to new hot-mix asphalt has been shown to provide some potential road benefits. Certain properties of asphalt pavement, specifically resistance to rutting and cracking, have been shown to improve with the addition of Shingle granules. Shingle granules can also improve the surfaces and durability of gravel roads. When added to gravel, Shingle granules can improve gravel road surface and durability and reduce gravel dust and road noise. Shingle Granules also works well as a stand-alone base for temporary roads and driveways. When mixed with recycled asphalt pavement and concrete, Shingle granules can serve as a sub-base for road construction.

Sand Aggregate and limestone will be clean and free of hydrocarbon residue and therefore suitable for construction applications. Fiberglass will be separated and sold for use as filler in artificial wood, cement, or asphalt production.

d) The PR Spring facility will charge a “tipping fee” to waste haulers or renovation contractors to drop off waste asphalt shingles.

e) WAS material can be ground to provide a blended paving aggregate or the ground product can be processed much the same as bitumen through the same ECOSolv separation process into its base components.

ASR Facility

The first asphalt shingle recycling facility (“ASR Facility”) is intended to be built in 2022 in proximity to a major shingle manufacturing plant. This will provide a steady supply of waste manufactured shingles and reduce transportation costs to a close cooperation customer. In addition, discussions with other suitable facilities with existing waste shingle stockpiles are underway.

The ASR Facility design will be capable of remediating waste asphalt shingles into their basic components – asphalt cement, shingle granules, sand aggregate, limestone and fiberglass – utilizing the ECOSolv and separation process. These components will be sold for use as for binding material and tar coat to the asphalt paving industry or to roofing shingle manufacturers. The Company’s plan of operations calls for the construction and operation of five or more ASR Facilities during the next five years.

Sky Quarry has identified target markets across the United States, with the potential to scale regionally to Virginia, Vermont, Alabama, Florida, and Maryland before addressing larger in markets such as Los Angeles, Portland, and Seattle.

Waste Asphalt Shingle Market

According to the Asphalt Roofing Manufacturers Association, approximately 13.2 million tons of asphalt roofing shingles are disposed of each year. About 1.2 million tons is waste produced by the roofing manufacturers and about 12 million tons is waste produced by residential tear-off shingles. Waste asphalt shingles amounts to about 8 percent of the nation’s total building-related waste. Over 93 percent of these waste shingles end up in landfills.

This waste stream is only going to increase. Considering that four out of five homes in the USA are roofed with asphalt shingles and that December 2020 saw the highest annualized housing starts (over 1.5 million single family dwellings) since 2006.  Also consider that on average, nearly 6 million homes are reroofed each year, each roof being comprised of 1 to 3 tons of asphalt shingles. U.S. demand for residential roofing is projected to rise 0.7% per year to reach 164.1 million squares in 2024.

Asphalt shingles cannot be composted. Because asphalt is manufactured from refined petroleum, incineration would result in the emission of gases hazardous to human health. By contrast, every ton of asphalt shingles that is recycled reduces the need for oil by 2 barrels.

States and local agencies around the USA are beginning to see the advantage of using recycled asphalt shingles ("RAS") in road infrastructure projects on county, city and state roads. They are using RAS in aggregate base courses and for granular base stabilization on local roads. Paving contractors in many states are using RAS for parking lots, private driveways and in HMA mixes for varied purposes such as patching and temporary roads. The most promising future market may be local governments. Over the last ten years, Minnesota DOT has been doing laboratory and field tests with RAS on hiking and biking trails and on town and county road sections, with positive results. Georgia DOT has also experienced good results using RAS on local roads to the extent that they have modified their HMA specifications to allow for 5 percent waste shingles in the total mix.

According to an industry survey conducted by the National Asphalt Pavement Association (NAPA), it was estimated that a total of 921,000 tons of RAS was used in asphalt mixtures in 2019. RAS usage during the 2019 construction season is estimated to have reduced the need for 184,200 tons (more than 1 million barrels) of asphalt binder and about 460,000 tons of aggregate with a total estimated value of more than $103 million. Reclaiming 611,000 tons of unprocessed RAS for future use saved about 370,000 cubic yards of landfill space, and more than $33 million in gate fees for disposal in landfills.

From 2018 to 2019, the estimated total amount of asphalt mixture produced in the United States increased from 389.3 million tons to 421.9 million tons, an increase of 7.7 percent.

The Oil Sands Market

As an unconventional hydrocarbon resource, oil sands (or bitumen) hold hundreds of billions of barrels of oil on a worldwide basis. Although Canada is the only country that is currently extracting large quantities of oil from its oil sands deposits, the United States also has large oil sands resources that can be developed. In a 2007 Report entitled “A Technical, Economic, and Legal Assessment of North American Oil Shale, Oil Sands, and Heavy Oil Resources In Response to Energy Policy Act of 2005 Section 369(p)” (September 2007), prepared by the Utah Heavy Oil Program, Institute For Clean and Secure Energy and The University of Utah for the U.S. Department of Energy (the “2007 Report”), the authors reported the following estimates, which estimates were based upon source material published in 1979, 1987 and 1993:

•The United States has an estimated 76 billion barrels of oil-in-place (OIP) from bitumen and heavy oil contained in oil sands resources (OIP are not estimates of reserves or recoverable resources).

•In the United States, Utah is known to have the largest oil sands deposits, with total resource estimates ranging from 23 to 32 billion barrels of OIP from bitumen and heavy oil contained in oil sands formations and deposits.

A substantial part of the oil sands deposits in the PR Spring Leases are accessible through outcroppings or in shallow depths with limited or no overburden. In the Company's view, the location and accessibility of oil sands deposits at PR Spring create an opportunity for commercial development, supported by positive economics, using surface mining techniques and our extraction technology.

The worldwide growing demand for heavy crude oil and the recent decline in heavy crude oil production in countries such as Venezuela makes the high quality, low sulfur, heavy oil found in oil sands deposits in the United States a valuable resource that has been underdeveloped to date. The development of oil sands domestically has the potential to turn the United States into a major supplier of heavy oil to world markets. To date, oil sands development has been limited by the absence of a viable technology that can extract heavy oil and bitumen from the oil sands deposits in an economical and environmentally responsible manner. To that end, Sky Quarry aims to develop its oil sands leases in an economical and environmentally responsible manner.

Involvement in Certain Legal Proceedings

The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Regulation

OSHA and Other Laws and Regulations.

We are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”), and comparable state laws. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations. Also, pursuant to OSHA, the Occupational Safety and Health Administration has established a variety of standards related to workplace exposure to hazardous substances and employee health and safety.

Oil Pollution Act.

The Federal Oil Pollution Act of 1990 (“OPA”) and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term “waters of the United States” has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns joint and several strict liability to each responsible party for oil removal costs and a variety of public and private damages. We believe that we are in compliance with the OPA and the federal regulations promulgated thereunder in the conduct of our operations.

Clean Water Act.

The Federal Water Pollution Control Act (“Clean Water Act”) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewaters to facilities owned by others that are the source of water discharges. We believe that we substantially comply with the Clean Water Act and related federal and state regulations.

Intellectual Property

The Company holds the following patents and patent applications:

ID Type	Patent Name	Filing Date
Patent 2578873	Removal of hydrocarbons from particulate solids (CANADA)	2012-12-11
Patent 8758601B2	Removal of hydrocarbons from particulate solids (USA)	2014-07-24
Patent 10184084B2	Oilsands processing using inline agitation and an inclined plate separator (USA)	2019-01-22
Application 2964795	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities (CANADA)	2017-04-21
Application 3028202	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities using non-miscible solvents and centrifuge processing (CANADA)	2018-12-20
Application 2925007	Solvent addition in water based oil sands ore digestion and primary extraction (1) (CANADA)	2016-03-24
Application 2017 / 0306242 A1	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities (USA)	2017-10-26

•Patent applications are currently under review and may not be renewed if they have no practical application under the new solvent based recovery system being contemplated.

Employees

The Company has 7 full time employees and no part time employees.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2021 and 2020 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

The Company was incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, the Company changed its name to “Sky Quarry Inc.”

The Company acquired a 100% membership interest in 2020 Resources LLC on September 16, 2020. The assets of 2020 Resources LLC include an oil sands remediation facility and a 100% interest in asphalt bitumen exploration leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020 the Company also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive.

Results of Operations

Year ended December 31, 2021 Compared to Year ended December 31, 2020

The Company is in an early stage of development and has a limited history of operation.  Costs and expenses during the year ended December 31, 2021 consisted of professional fees related to the audit of the 2021 fiscal year and preparation of the REG A Offering and Offering Circular; general and administrative expenses primarily composed of travel; office expenses of employees and contractors; insurance and other overhead expenses; marketing and advertising costs in connection with the Offering; and finance costs related to debt service.

Sales for the year ended December 31, 2021 amounted to $40,895 and consisted solely of the sale of 648.18 barrels of oil produced by previous management as part of their testing and commissioning efforts. Sales for the year ended December 31, 2020 amounted to $90,970 and consisted solely of the sale of 5,685.63 tons of mined bituminous asphalt ore produced by previous management in connection with their testing and commissioning efforts.

The Company’s officers and directors voluntarily waived salaries and fees for the years ended December 31, 2021 and 2020.

Subsequent to December 31, 2021 our legal and professional, research and development, payments to contractors, and marketing and advertising expenses in connection with this Offering are expected to increase. We expect wages and payroll tax expenses to increase in 2022.  In addition, our future financial statements will show additional expenses related to the retrofit of the PR Spring facility and development of the ASR Facility portfolios.

Liquidity and Capital Resources

The Company has generated limited revenues and requires the continued infusion of new capital to continue business operations. Since its inception, the Company has funded operations through loans and the sale of equity securities. The Company will continue to raise additional capital through the sale of its equity securities or loans until such time as the PR Spring facility commences operation and generates revenues. Absent additional capital, the Company may be forced to curtail its operations.

As of December 31, 2021 the Company had liabilities of $1,946,909 (2020 - $2,898,180) in the form of secured and unsecured promissory notes, accrued payable and accrued liabilities.

The Company anticipates that its capital requirements for 2022 fiscal year include:

Retrofit PR Spring Facility	$7,149,700
Design, engineer, and construct prototype ASR facility	$8,000,000
Commissioning and Startup	$800,000
Operating Expenses	$1,450,000

Seasonality

The Company anticipates that sales of asphalt paving aggregate and sales of heavy oil from the PR Spring Facility may to be subject to seasonality during the months from November to March due to potential difficulties in transportation of the product by truck during adverse weather conditions.

The Company does not expect commercial operations of oil sands remediation at the PR Spring Facility to be subject to seasonality, nor does the Company expect the operation of ASR Facilities to be subject to seasonality.

Subsequent Events

Except as disclosed elsewhere herein and below, no material events have occurred subsequent to the year ended December 31, 2021.

From December 31, 2021 to the date of this Annual Report (the “Subsequent Event Period”) the Company repaid, in cash, a secured promissory note in the principal amount of $680,000, and unsecured notes in the aggregate amount of $234,630.

During the Subsequent Event Period certain holders of convertible unsecured debt elected to convert, in aggregate, $166,492.92 of debt into 1,037,727 shares of common stock at conversion prices between $0.0936 to $1.25 per share, pursuant the terms of the specific convertible notes.

During the Subsequent Event Period the Company accepted 4,763 subscriptions from investors and closed the sale of, in aggregate, 7,700,282 Units under its Reg A Offering for gross proceeds of $9,625,352. Fees associated with these closings amounted to $481,004 for net proceeds of $9,144,347. The Units were separated into 7,700,282 Offering Shares and Offering Warrants to purchase 7,700,282 and were issued pro rata to subscribers. The Company issued Broker Warrants to purchase an aggregate of 77,002 Shares to Digital Offering LLC under its Reg A Offering. The Broker Warrants are exercisable into Shares for a period of five years with an exercise price of $1.25 per Share and are subject to certain FINRA restrictions under Rule 5110.

Item 3.Directors and Officers

Name	Position(s) Held	Age	Date Appointed to Current Position
David Sealock	Chief Executive Officer Director	62	January 2020
Marcus Laun	Executive Vice President Director	53	January 2020
Darryl Delwo	Vice President, Finance	56	July 2020
Travis Schneider	Director	48	May 2020

David Sealock, CEO and Director

Mr. Sealock has served as our Chief Executive Officer and Chairman since January 1, 2020 and is a co-founder of the technology concepts and processes utilized by the Company. Previously from March 26, 2018 to January 2020, Mr. Sealock served as CEO for Petroteq Energy. From January 2015 until joining our company, Mr. Sealock also served as President of Autus Ventures, Inc. where he established equity financing processes for startup and intermediate oil and gas companies and managed strategic planning and portfolio optimization. Prior to that, from January 2017 until August 2017, he was Vice President of Research & Development at Petroleum Technology Alliance Canada (PTAC), a Canadian hydrocarbon industry association that serves as a neutral non-profit facilitator of collaborative R&D and technology development. There he managed the coordination and services to facilitate the implementation of specific methane related projects. From August 2014 until December 2015, Mr. Sealock served as President and Chief Operating Officer of Sulvaris. Inc. During his tenure at Sulvaris, he collaborated to deliver equity financing and JV financing to recommence project construction. From 2008 to 2014, Mr. Sealock was the Executive Vice President of Sunshine Oilsands, Ltd., and was promoted to President and Chief Executive Officer (Interim) from 2013 to 2014, where he managed daily operations for engineering, construction, technology, operations, regulatory, human resources, investor relations, health, safety & environment, marketing, supply chain management, IT & systems, and corporate governance. From 2007-2008 he was Vice President of MegaWest Energy Corp. (now Gravis Energy) and from 2006-2007 he was Senior Manager of Total E&P (formerly Deer Creek Energy, Ltd.), where he was charged with leading a large-scale business & digital transformation to integrate Deer Creek Energy’s technology infrastructure into Total’s enterprise-wide global infrastructure. Mr. Sealock holds a bachelor’s degree, Business Management and is a Registered Engineering Technologist with ASET.

Mr. Sealock brings a strong background in technology related startup operations, regulatory compliance and corporate governance to the Company, which qualifies him to be a director, and adds significant strategic, business and financial experience.

Marcus Laun, EVP and Director

Mr. Laun has spent the past twenty years as a founding principal or senior advisor to over fifteen publicly and privately held companies. Mr. Laun has served as CEO of GrowthCircle.com from May 2013 to present, a media company specializing in the production and distribution of short films for corporate clients. Mr. Laun also serves as CEO of Geopulse Exploration since August 2017 to present, and as Vice President for Net Cents Technology, Inc from March 2020 to present.

His experience includes advising and investing in an organic food brand company which eventually sold for $250mm. He has in depth knowledge of media content and distribution having been a senior advisor to Digital Development Group which has a distribution platform with over 10,000 titles.  Mr. Laun has also advised and raised capital for companies in the solar, wind, oil and gas and alternative fuel industries.

His extensive expertise in financing, which qualifies him to be a director, culminated as a Managing Director for Knight Capital Group (the largest market-maker of equities in the US) where he managed syndicates for over $300 million in financing. He has a BS in Hotel Management from Cornell, and an MBA from Columbia University.

Darryl Delwo, VP Finance

Mr. Delwo has served as VP Finance since July 1, 2020.  Previously, from 2018 to 2020, Mr. Delwo served as CFO of Noralta Technologies Inc., a SaaS based monitoring firm primarily servicing the oil & gas market.  From March 2016 to July 2018 Mr. Delwo was the consulting finance leader providing strategic financial and operational turnaround initiatives including to Trilogy Net, Fratello Group of Companies, and Planit Builders. From October 2014 to March 2016 Mr. Delwo was Controller and Acting CFO for the start-up company Sulvaris Inc. supporting the venture funding to recommence project construction.  Prior to that, from March 2012 to June 2014 Mr. Delwo served as Controller of Black Diamond Energy Services establishing the amalgamation of several acquisitions. From March 2010 to March 2012 Mr. Delwo was Assistant Controller of Wholesale Sports responsible for operational and financial results for Canadian and USA retail operations. From March 2006 to March 2010 Mr. Delwo served as Assistant Controller of Regus Canada, managing Regus’s Canadian marketplace expansion. Mr. Delwo holds a CPA, CMA designation and Bachelor of Commerce, Accounting Major from Athabasca University and was recently distinctly honored for his professional achievements, dedication and exceptional service to the CPA profession.

Travis Schneider, Independent Director, Audit Committee Chair

Travis Schneider has served as a member of the board since May 2020. Previously he served as a director of Petroteq Energy Inc, a publicly traded company on the TSX Venture Exchange from December 2011 to March 2020. Most recently he served as Manager of Corporate Affairs for AgriMarine Holdings Inc. from October 2008 to November 2020. AgriMarine was a publicly traded company on the TSXV and later on the Canadian Securities Exchange from 2009 until its acquisition by Dundee Corporation in 2015. During his time at AgriMarine Mr. Schneider coordinated reports to senior management and the board of directors, assisted with audit and financial reporting and business planning, and was directly responsible for corporate regulatory maintenance and compliance, maintenance of license and permits, liaison with legal counsel, and matters involving human resources and information technology.

Mr. Schneider brings a strong background in startup operations, regulatory compliance and corporate governance to the Company and adds significant strategic, business and financial experience, which qualifies him to be a director.

Of our Directors, only Travis Schneider is deemed “independent” as that term is defined in Section 803 of the NYSE American Company Guide.

We do not have a financial expert as that term is defined by the Securities and Exchange Commission.

The Company has an Audit Committee comprised of Messrs. Travis Schneider (Chair) and David Sealock.

JP Morgan Chase Bank hold one share of our Series A preferred stock. As the holder of this preferred share JP Morgan Chase Bank has the right to appoint one person to our Board of Directors. As of the date of this Annual Report JP Morgan had not designated any person to be one of our Directors.

During the years ended December 31, 2021 and 2020 the Company did not pay sitting fees to any person for serving as a director.

Executive Compensation

For the fiscal year ended December 31, 2021, we compensated our three highest-paid directors and executive officers as follows:

Name and Position	Cash compensation	Other compensation	Total compensation
David Sealock, CEO (1)	$40,000 (4)	-	$40,000
Marcus Laun, EVP (2)	$40,000 (4)	-	$40,000
Darryl Delwo, VP Finance (3)	$54,000 (4)	-	$54,000

(1)The Company has an employment agreement with David Sealock for an annual base salary of $120,000. In addition, Mr. Sealock is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. Additionally, Mr. Sealock is entitled to severance payments by the Company equal to twelve months of his base salary at the time of his termination if he is terminated without cause. Mr. Sealock waived payment of his salary in 2020 and 2021.

(2)The Company has an employment agreement with Marcus Laun for an annual base salary of $120,000. In addition, Mr. Laun is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. Mr. Laun is entitled to severance payments by the Company equal to twelve months of his base salary at the time of his termination if he is terminated without cause. Mr. Laun waived payment of his salary in 2020 and 2021.

(3)The Company has an executive agreement with Darryl Delwo for an annual base salary of $90,000. In addition, Mr. Delwo is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. Mr. Delwo is entitled to severance payments equal to up to eighteen months of his base salary at the time of his termination if he is terminated without cause. Mr. Delwo waived payment of his salary in 2020 and 2021.

(4)On December 8, 2021 the Board of Directors approved the award of a discretionary bonus (the “2021 Discretionary Bonus”) to certain directors and officers in the aggregate of $596,100 for the achievement of certain corporate performance milestones during the 2021 year of which $190,000 was paid as of December 31, 2021. The balance of the 2021 Discretionary Bonus will be paid out of available funds, at the Board’s judgement and sole discretion, in lump-sum payments or instalments from time to time. As at the date of this Annual Report the balance owing had been paid in full.

Other than as set out above, no other compensation was paid to our executive officers or directors in their capacities as officers and/or directors.

The following shows the amounts we expect to pay to our officers during the twelve months ended December 31, 2022 and the amount of time these persons expect to devote to our business:

Name	Projected Compensation (1)	Percent of time to be devoted to the Company’s Business
David Sealock	$252,000	100%
Marcus Laun	$277,500	100%
Darryl Delwo	$144,000	100%

Notes:

(1)Projected Compensation includes Annual Salary and payment of the remainder of the 2021 Discretionary Bonus.

The Company has a Stock Incentive Plan which reserves 5,000,000 shares of common stock for issuance under the plan. As of the date of this Annual Report no options or shares have been granted pursuant to the Plan.

Item 4.Security Ownership of Management and Certain Securityholders

The following table shows, as of December 31, 2021 the voting securities of the Company that are owned by the Company's executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities, or having the right to acquire those securities.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of the Company at 136 E S Temple, Suite 1400, Salt Lake City, UT 84111.

Name and Address of Beneficial Owner	Common Shares owned	Percent of class
David Sealock (1)	5,484,137	16.09%
Marcus Laun (2)	3,230,000	9.47%
Travis Schneider	775,000	2.27%
Darryl Delwo	675,000	1.98%
JPMorgan Chase Bank, N.A. (3) 4 New York Plaza, 21st Floor New York, NY	6,515,229	19.11%
All officers and directors as a group (4 persons)	10,164,137	29.81%

(1)Mr. Sealock holds 3,082,500 shares directly and 2,401,637 shares through Autus Ventures Ltd., a corporation of which he is the sole shareholder.

(2)Mr. Laun holds a promissory note issued on July 13, 2020 in the amount of $25,000 accruing interest at 4% per annum and maturing on July 13, 2021. At the holder’s election, a portion or all of the principal and interest is convertible into shares of common stock at a conversion price of $0.0936 per share. A total of 277,777 shares would be issued assuming full conversion of principal and accrued interest at maturity.

(2)JPMorgan Chase Bank, N.A. also holds warrants to purchase 25,000 shares and a promissory note issued on November 22, 2021 accruing interest at 15% and maturing on November 22, 2022. At the holder’s election, a portion or all of the principal and interest is convertible into shares of common stock at a conversion price of $1.25 per share. A total of 23,000 shares would be issued assuming full conversion of principal and accrued interest at maturity.

Item 5.Interest of Management and Others in Certain Transactions

There are no family relationships between any of our directors, executive officers and significant employees.

On July 13, 2020, the Company issued a convertible promissory note to Marcus Laun, a director and the Executive Vice President of the Company in the principal amount of $25,000. The note bears interest at 4% per year with balance due and payable on July 13, 2021. All or any portion of the principal and accrued interest is payable at the option of the note holder at any time into shares of common stock of the Company at a conversion price of $0.0936 per share. On March 28, 2022 this note was converted in full.

On September 16, 2020, the Company issued a promissory note to JPMorgan Chase Bank N.A (“JPM”), a significant shareholder of the Company, in the principal amount of $450,000. The note bears interest at 10% per annum with balance due and payable on September 16, 2023. On May 13, 2021 JPM converted $200,475.00 into 607,500 shares of our common stock. On September 29, 2021 JPM converted $111,375 into 337,500 shares of our common stock. On November 22, 2021 JPM converted $57,995.70 into 175,750 shares of our common stock and $13,108 into 52,432 shares of our common stock. In addition, on November 22, 2021 JPM was issued a convertible note in the amount of $25,000 in settlement of $25,000 of existing debt. The convertible note bears interest at 15% per annum, has a maturity of one year and is convertible into shares of our common stock at $1.25 per share. As incentive to advance the convertible note, JPM was issued warrants to purchase 25,000 shares of our common stock at an exercise price of $0.50 for a period of eighteen months. On March 14, 2022 this note was converted in full.

On September 28, 2020, the Company issued a promissory note to David Sealock, a director and the CEO of the Company, in the principal amount of $19,489.90. On March 26, 2021 the amount was repaid in full.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020 and approved a governance agreement between the Company and JPMorgan Chase Bank N.A. (“JPMorgan”), which grants to JPMorgan the following summarized rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

•Board observation rights;

the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

On June 21, 2021, the Company issued one preferred share to JPMorgan Chase Bank N.A. (“JPMorgan”), with the following summarized terms and conditions:

•The Preferred Shareholder has the right to appoint one nominee to the Board of Directors for as long as the Preferred Shareholder holds in excess of 15% of the Company’s common stock;

•The Preferred Share is non-voting;

•The Preferred Share is redeemable for $1.00 on either consummation of an IPO or by mutual written consent;

Item 6.Other Information

N/A

Item 7.Financial Statements

Consolidated Financial Statements of

SKY QUARRY INC.

formerly, Recoteq Inc.

For the years ended December 31, 2021 and 2020

Including Report from Independent Auditors

1

INDEPENDENT AUDITOR’S REPORT

April 8, 2022

To: Board of Directors, Sky Quarry Inc.

Re: 2021 consolidated Financial Statement audit

We have audited the accompanying consolidated financial statements of Sky Quarry Inc. and subsidiaries (the “Company”), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the calendar year periods ended 2021 and 2020, and the related notes to such consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholder equity and its cash flows for the calendar years ended 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 8, 2022

We have served as the Company's auditor since January 18, 2021.

SKY QUARRY INC.

Consolidated Balance Sheets

As of December 31, 2021 and 2020

See Independent Auditor’s report

Expressed in US dollars

	Note	2021	2020

ASSETS

Current assets:
Cash		$993,129	$135,787
Trade receivables	5	-	29,168
Prepaid expenses and other receivables	15	782,238	910,547
Inventory	7	96,287	96,287
Total Current Assets		1,871,654	1,171,789

Non-Current assets:
Property, plant and equipment	9	344,079	344,079
Oil and gas properties	10	2,232,508	2,108,795
Total Non-Current Assets		2,576,587	2,452,874

TOTAL ASSETS		$4,447,997	$3,651,288

LIABILITIES AND EQUITY

Current liabilities:
Accrued payable and accrued liabilities	11	$373,459	$265,287
Notes payable current portion	12,13	648,908	1,244,490
Total Current Liabilities		647,908	1,509,777

Non-Current Liabilities:
Notes payable non-current portion	12,13	924,542	1,388,403
Total Non-Current Liabilities		924,542	1,388,403

Total Liabilities		$1,946,909	$2,898,180

SHAREHOLDERS’ EQUITY:
Share capital	4,6,15	4,624,694	1,149,733
Retained deficit		(1,977,323)	(317,503)
Accumulated other comprehensive income (loss)		(146,282)	(79,122)
Total Shareholders’ Equity		2,501,089	753,108

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$4,447,997	$3,651,288

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2021 and 2020

See Independent Auditor’s report

Expressed in US dollars

	2021	2020

Revenue
Sale, net	$60,895	$99,227
Cost of Sales	-	-
Gross Profit	60,895	99,227

Expenses:
Research & development	103,323	4,467
General and administrative	1,231,159	345,160
Finance costs	381,079	61981
Foreign exchange	5,154	4,284

Total Expenses	1,720,714	415,892

Net loss before income taxes	(1,659,820)	(316,665)
Income tax expense	-	-
Net Loss	(1,659,820)	(316,665)
Other Comprehensive Loss (Gain)
Exchange loss (gain) on translation of foreign operations	146,282	79,122

Net loss and Comprehensive loss	$(1,806,102)	$(395,787)

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2021 and 2020

See Independent Auditor’s report

Expressed in US dollars

	Number of Shares Outstanding	Share Capital	Deficit	Accumulated Other Comprehensive Loss	Total
Balance January 1, 2020	-	$-	$(838)	$-	$(838)
Common share subscription	26,890,235	1,149,733	-	-	1,149,733
Net Loss and Comprehensive Loss		-	(316,665)	(79,122)	(395,787)
Balance December 31, 2020	26,890,235	$1,149,733	$(317,503)	$(79,122)	$753,108
Common share issuances for subscriptions and debt conversion net of shares returned to treasury	7,204,075	3,914,707	-	-	3,914,707
Charging of deferred offering costs		(439,746)			(439,746)
Net Loss and Comprehensive Loss		-	(1,659,820)	(67,161)	(1,726,980)
Balance December 31, 2021	34,094,310	$4,624,694	$(1,977,323)	$(146,282)	$2,501,089

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31, 2021 and 2020

See Independent Auditor’s report

Expressed in US dollars

	Note	2021	2020

CASH FLOWS FROM OPERATION ACTIVITIES
Net loss		$(1,659,820)	$(316,665)
Changes in operating assets and liabilities:
Accounts receivable		29,168	(29,168)
Prepaid expenses and deposits		128,309	(910,547)
Inventory		-	(96,287)
Accounts payable and accrued liabilities	11	108,172	264,450
Net cash used by Operating Activities		(1,394,170)	(1,088,218)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on equity private placement		3,914,707	1,149,733
Costs of the offering	6	(439,746)	-
Proceeds (repayment) of debt		(1,059,443)	2,632,893
Net cash generated by financing activities		2,415,518	3,782,626

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of oil and gas properties	4	-	(2,113,421)
Acquisition of property, plant, and equipment, net	4	-	(344,079)
Additions to oil and gas properties		(96,844)	(21,999)
Net cash used by investing activities		(96,844)	(2,479,499)

Effects of exchange rate changes on cash and cash equivalents		(67,161)	(79,122)

Increase (decrease) in cash		$857,343	$135,787
Cash, beginning of the period		135,787	-

Cash, end of the period		$993,129	$135,787

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

1.NATURE OF OPERATIONS

Sky Quarry Inc. and subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils.  The recycling of asphalt shingles will reduce the dependence of the American economy on landfills for the removal of waste and will also reduce the economy’s dependence on virgin crude oil for industrial uses.

The Company’s head office is located at #1400 136 East South Temple, Salt Lake City, Utah 84111. The Company’s is organized under the laws of Delaware.

The Company was incorporated as Recoteq Inc. on June 4, 2019 in the state of Delaware and changed its name to Sky Quarry Inc. on April 22, 2020. As set out in Note 4 “Acquisitions” below, on September 16, 2020 the Company acquired a 100% interest in two companies, 2020 Resources LLC (“2020 Utah”) and 2020 Resources (Canada) Ltd. (“2020 Canada”).

2020 Canada (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018 in the province of Alberta under the Canada Business Corporations Act. 2020 Utah (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017 in the state of Delaware.

2020 Canada is currently inactive. 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring area of Utah. The Company has not earned significant revenues as it is in the pre-production stage.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of preparation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting practices (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value. The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar, as it is the principal currency of the primary economic environment in which the Company operates.

(b)Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has at least a majority voting interest. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada and 2020 Utah have been combined. There was no activity in either entity until commencement of research and development and commissioning operations on July 27, 2018. Share capital refers to capital contributions in the form of cash provided by previous shareholders to 2020 Canada. Member’s interest refers to cash provided by previous shareholders to 2020 Utah. Both entities were under common control throughout the period July 27, 2018 to September 15, 2020, the date of acquisition by Sky Quarry Inc.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)Basis of presentation

The combined financial statements have been prepared under the historical cost convention.

(d)Foreign currency translation adjustments

The Company’s reporting currency and the functional currency of all its operations is the U.S. dollar. Assets and liabilities of the Canadian subsidiary company are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Income, expenses and cash flows are translated using an average exchange rate during the reporting period. Since the reporting currency as well as the functional currency of all entities is the U.S. Dollar there is no translation difference recorded.

(e)Revenue recognition

The Company recognizes revenue in terms of ASC 606 – Revenue from Contracts with

Customers (ASC 606).

Revenue transactions are assessed using a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services. The five steps are as follows:

i.identify the contract with a customer;

ii.identify the performance obligations in the contract;

iii.determine the transaction price;

iv.allocate the transaction price to performance obligations in the contract; and

v.recognize revenue as the performance obligation is satisfied.

(f)Cash and cash equivalents

The Company considers all highly liquid investments with original contractual maturities of three months or less to be cash equivalents.

(g)Accounts receivable

Accounts receivable with short maturities are stated at carrying values as it approximates fair value. The current accounts receivable is recorded and valued at fair value with no impairment.

(h)Oil and gas property and equipment

The Company under ASC 932 follows the successful efforts method of accounting for its oil and gas properties. Acquisition costs associated with the acquisition of leases are capitalized.  Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs that find reserves that cannot be classified as proved when development is completed, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by an equivalent unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the DD&A rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)Other property and equipment

Other property, plant and equipment, consisting of research and development equipment and mining equipment, is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset. When parts of an item have different useful lives, they are accounted for as a separate component. At December 31, 2021, none of the assets were available for use and no depreciation has been recorded on the assets.

(j)Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

(k)Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down. The impairment loss is the excess of the carrying amount of the asset group over its fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Impairment to the carrying values of property, plant and equipment was established and recorded at the date of acquisition, using a third-party Forced Liquidation Value appraisal.

(l)Fair value measurement

Certain of the Company’s assets and liabilities are measured at fair value at each reporting date. Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

●   Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

●  Level 2 – Inputs consist of quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active.

●  Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

(n)   Offering costs

The Company complies with the requirements of ASC 340-10 in recording and treating costs associated with the offering of the Company’s securities.  These costs consist of legal, escrow, exchange and marketing fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to shareholders’ equity if the offering is successful or expensed in the period of an aborted or unsuccessful offering.

3.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As at December 31, 2021 the Company has an accumulated deficit of $1,977,323 and has not yet been able to generate cash flows from operations.

Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due subsequent to December 31, 2021 is uncertain. Until this time, management will have to raise funds by way of debt or equity issuances or become profitable. The Company will closely monitor its cash and will take the necessary measures to preserve cash, such as reducing spending as needed until the Company succeeds in proving that its extraction technology is viable.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

4.ACQUISITIONS

On September 16, 2020, Sky Quarry entered into a membership and share purchase agreement to acquire all of the membership interests of 2020 Resources LLC and all the shares of 2020 Resources (Canada) Inc. for total consideration of $2,648,349, issue of a $300,000 promissory note to the seller (see note 11 below), $807,245 in share issuance to seller’s creditor (5,378,047 shares) in total satisfaction of sellers debt and $1,541,104 in cash, $100,000 of which was a prepaid deposit. The share purchase agreement closed on September 16, 2020. The values assigned to property, plant, and equipment were determined by reference to third party valuations. The values assigned to oil and gas properties, including the Company’s extraction technology, were determined by the residual value of assets acquired.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

The acquisition did not meet the definition of a business combination as (i) the PR Spring properties are at the exploration stage with no defined mineral reserves, and (ii) assets acquired did not contain any business processes. Consequently, the transaction was not characterized as a business combination, and was accounted for as an acquisition of assets.

The fair value of the assets acquired are as follows:

Recognized amounts of identifiable net assets & liabilities acquired	$
Cash & Deposits	821,272
Inventory	96,287
Property, plant, and equipment, net	21,112
Oil and gas properties	2,113,421
Liabilities	(403,743)
Total acquired	2,648,349

Consideration for the acquisition
Cash paid	1,541,104
Note payable	300,000
Share issuance (sellers debt)	807,245

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of:

	December 31, 2021	December 31, 2020
Trade receivables	$-	$29,168
Balance, December 31, 2021	$-	$29,168

Information about the Company’s exposure to credit risks for trade receivables is included in Note 21(a).

6.DEFERRED OFFERING COSTS

Deferred Offering Costs consists of:

	December 31, 2021	December 31, 2020
Balance, beginning of period	$-	$-
Additions	439,746	-
Balance, December 31, 2021	$439,746	$-

Deferred offering costs were costs directly related to the Company’s registration-exempt securities offering made under Regulation A. These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized, including fees incurred by the independent public accounting firm directly related to the offering.

7.INVENTORY

During the year ended December 31, 2020, the Company acquired 2020 Resources LLC.  This acquisition included inventory of chemicals used in the bitumen extraction process and have been recorded at cost.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

8.MINERAL LEASES

	SITLA Mineral Lease	Total
Cost
January 1, 2020	$63,800	$63,800
Additions
December 31, 2020	63,800	63,800
Additions	-	-
December 31, 2021	$63,800	$63,800

Accumulated Amortization
December 31, 2021 and 2020	$-	$-

Carrying Amounts
December 31, 2020	$63,800	$63,800
December 31, 2021	$63,800	$63,800

SITLA Mineral Lease (2020 Resources LLC mineral lease)

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”). At this time, the Company (through its subsidiaries) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate
ML-49579	50.42	50.42	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.87	4,319.87	5/31/2025	4,320	43,200	6.5%
ML-51705	1560	1,560	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

9.PROPERTY, PLANT AND EQUIPMENT

	Shop & Laboratory Equipment	Mining Equipment	Corporate and Other	Total
Cost
As at January 1, 2020	$-	$-	$-	$-
Additions	267,979	75,124	976	344,079
Disposals	-	-	-	-
As at December 31, 2020	$267,979	$75,124	$976	$344,079
Additions	-	-	-	-
Disposals	-	-	-	-
As at December 31, 2021	$267,979	$75,124	$976	$344,079

Property, plant and equipment consist of research and development equipment and mining equipment. Each class of property, plant and equipment is estimated to have a useful life of 5 years and will be amortized over a straight line basis.

In accordance with ASC 932, as the property, plant and equipment were not available for use as at December 31, 2021, no accumulated depreciation has been recorded within the statement of loss and comprehensive loss.

10.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	Note	December 31, 2021	December 31, 2020
Balance, beginning of period	4	$2,135,420	$-
Additions		96,844	-
Balance, December 31, 2021		$2,232,264	$-

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

Additions during the year ended December 31, 2021 relate to development of the land and mine in the PR Spring area.

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable as at December 31, 2021 and 2020 consist primarily of amounts outstanding for operating expenses that are non-interest bearing and are normally due on 30 to 60 day terms.

Accrued expenses as at December 31, 2021 and 2020 consist primarily of other operating expenses.

Information about the Company’s exposure to liquidity risk is included in Note 21(b).

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

12.DEBT

Lender	Maturity Date	Interest Rate	Principal Balance December 31, 2021	Principal Balance December 31, 2020
David Sealock	On Demand		-	19,490
Private Lender*	March 16, 2021		25,000	25,000
Private Lender*	October 31, 2021		75,000	75,000
Private Lender*	June 30, 2021		134,630	200,000
ACMO USOS LLC	March 15, 2021	10%	191,699	300,000
Private Lender*	September 30, 2021		-	500,000
JPMorgan	September 28, 2023	10%	83,370	450,000
Govt of Canada**	December 31, 2025		31,551	31,416
USA SBA			152,200	-
Loeb Term Solutions	September 1, 2024	14.25%	680,000	906,987
			$1,373,450	$2,507,893

* Note - Set interest charge amount versus interest rate.

The maturity date of debt is as follows:

	December 31, 2021	December 31, 2020
Principal classified as repayable within one year	$426,329	$1,119,490
Principal classified as repayable later than one year	947,121	1,388,403
Balance, December 31, 2021	$1,373,450	$2,507,893

(a)Private lenders – presented sequentially as above.

(i)On September 28, 2020, the Company entered into a promissory note for $19,490 from David Sealock, a director and CEO of the Company. The note is unsecured, bears no interest and is repayable on demand. On March 26, 2021 the amount was repaid in full.

(ii)On September 17, 2020, the Company entered into a promissory note for $25,000 from a private lender. The note is unsecured, bears a flat interest charge at 25% and matured on March 16, 2021. The maturity date of the note is currently being renegotiated.

(iii)On September 17, 2020, the Company entered into a promissory note for $75,000 from a private lender. The note is unsecured, bears a flat interest charge at 25% and matured on March 16, 2021. The maturity date was subsequently extended to October 31, 2021.

(iv)On September 17, 2020, the Company entered into a promissory note for $200,000 from a private lender. The note is unsecured, bears a flat interest charge of 10% and matured on December 18, 2020. On May 25, 2021 terms of the note were amended to a principal amount of $220,000, interest accruing at 10% per quarter retroactive to December 18, 2020 and a maturity date of June 30, 2021. The maturity date of the note is currently being renegotiated.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

(v)On September 16, 2020, the Company entered into a promissory note for $300,000 from ACMO USOS LLC which formed part of the Share Purchase Agreement (see Note 4).  The note matured on December 15, 2020 and bears an interest rate at 10% per annum. On December 13, 2020, the interest rate was increased to 15% thereafter and the maturity date of the note was extended to March 16, 2021. The maturity date of the note is currently being renegotiated.

(vi)On August 28, 2020, the Company entered into a promissory note for $500,000 from a private lender. The note was amended on August 16, 2021 with the principal fixed at $625,000, maturing extended to September 30, 20201. The note is unsecured, bears a flat interest charge at $50,000. The note was repaid in full on December 27, 2021.

(vii)On September 16, 2020, the Company entered into a promissory note for $450,000 from JPMorgan Chase Bank N.A. (“JPMorgan”).  The note is unsecured, bears interest at 10% per annum and matures on September 28, 2023.

(viii)2020 Resources (Canada) Ltd. received a Canadian Emergency Business Account loan (“CEBA”) in the amount of CDN $40,000 from the Canadian Federal Government on November 27, 2020. The CEBA loan is interest free with no principal payments until December 31, 2022. If the Company repays $30,000 of the total loan prior to December 31, 2022 then the balance of $10,000 will be forgiven. If the balance is not paid by December 31, 2022 then the balance of the loan is converted to a three (3) year term loan with interest at 5% starting on January 1, 2023. The balance of the loan must be paid no later than December 31, 2025. The note was converted to USD $31,416 using the exchange rate quoted by the Bank of Canada as at December 31, 2021, being 0.7849:1.

(ix)On March 1, 2021 2020 Resources LLC received a loan in the amount of $152,200 through the Payroll Protection Program (PPP) loan from the U.S. Small Business Administration. The loan carries an interest rate of 1%, has a two-year term with no principal payments for 12 months, and which can be forgiven in full if the Company applies for forgiveness and documents that it spent proceeds on allowed expenditures, including payroll cost. Full loan forgiveness if at least 60% of loan proceeds are spent on payroll costs. The Company believes this loan will be forgiven in full.

(x)On August 31, 2020, the Company entered into a promissory note for $1,000,000 from Loeb Term Solutions LLC. The note ranks senior to all debt and is secured against all of the assets of the Company and of its subsidiaries.  The note matures on September 1, 2024 and bears interest at 14.25% per annum. Terms of the note includes a mandatory repayment against principal of $20,000 per monthly instalment. The principal outstanding under the note as at December 31, 2021 is $680,000.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

13.CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal Due December 31, 2021	Principal Due December 31, 2020

Private Lender	April 23, 2021	4%	50,000	50,000
Private Lender	July 21, 2021	4%	-	-
Marcus Laun	July 13, 2021	4%	25,000	25,000
Private Lender	September 12, 2021	4%	-	50,000
Private Lender	November 5, 2022	15%	50,000	-
Private Lender	November 7, 2022	15%	50,000	-
JPMorgan	November 22, 2022	15%	25,000	-
			$200,000	$125,000

The maturity date of debt is as follows:

	December 31, 2021	December 31, 2020
Principal classified as repayable within one year	$200,000	$125,000
Principal classified as repayable later than one year	-	-
Balance, December 31, 2021	$200,000	$125,000

(a)Private Lender

On April 23, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of April 23, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. The maturity date of the note is being renegotiated.

(b)Private Lender

On April 28, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. On August 7, 2020 at the election of the lender the note was converted into 534,188 shares of common stock of the Company in full and final satisfaction of the note.

(c)Marcus Laun

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  The maturity date of the note is being renegotiated.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

(d)Private Lender

On September 21, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.25 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On December 9, 2021 the noteholder elected to convert the amount owing under the note, being $52,432.88, into 209,731 Shares at a conversion price of $0.25 per Share in full and final satisfaction of the amount owing under the note.

(e)Private Lenders

On November 22, 2021, the Company issued promissory notes in the aggregate amount of $100,000 to two arms’ length lenders, each with a term of twelve months and bearing interest at a rate of 15% per annum payable at maturity. All or any part of the principal and accrued interest due under the notes is convertible at the election of the holder during the term of the note into shares of common stock at an exercise price of $1.25 per share. As inducement for advancing the note, the lenders were issued an aggregate of 100,000 share purchase warrants, as described fully in Note 15(e)(6) below.

(f)JPMorgan

On November 22, 2021, the Company issued a promissory note to JPMorgan in the amount of $25,000 with a term of twelve months and bearing interest at a rate of 15% per annum payable at maturity. All or any part of the principal and accrued interest due under the note is convertible at the election of the holder during the term of the note into shares of common stock at an exercise price of $1.25 per share. As partial consideration for advancing the note, JPMorgan was issued 25,000 share purchase warrants, as described fully in Note 14(e)(7) below. The note was paid by a corresponding cancellation of $25,000 of existing debt owing under the debt disclosed in Note 12(a)(vii).

14.INCOME TAXES

As at December 31, 2021, and December 31, 2020, the Company has incurred losses and does not meet the standard to carry forward any non-capital losses.

15.SHARE STRUCTURE

COMMON SHARES

Authorized	100,000,000 shares of common stock (“Shares”) with par value of $0.0001

Issued	34,094,310 Shares as of December 31, 2021

PREFERRED SHARES

Authorized	25,000,000 preferred shares with par value of $0.001 per share

Issued	1 preferred share as of December 31, 2021

(a)Changes to share structure

On April 14, 2020 the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by, (a) fixing the authorized shares of common stock (“Shares”) issuable at a maximum of 50,000,000 and (b) fixing the par value of said Shares at $0.0001 (one hundredth of one cent).

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

On April 20, 2021 the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by fixing the authorized shares of common stock issuable at a maximum of 100,000,000 with no change to the par value.

On June 21, 2021 the Company authorized an amendment to its Certificate of Incorporation which amended the terms regarding the issue of preferred stock to include “Blank-Check” provisions, specifically, authorizing its board of directors to provide, out of the unissued shares of authorized preferred stock, one or more classes of preferred stock or one or more series of preferred stock within any class thereof, and to set the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, which may differ from those of any and all other issuances, of each class of preferred stock or series of preferred stock within any class thereof, in accordance with the General Corporation Law of Delaware.

(b)Common share issuances

On June 30, 2020, the Company closed an offering of 11,400,000 Shares to certain investors for net proceeds of $1,140 at an issue price of $0.0001 per Share.

On August 2, 2020 the Company closed an offering of 7,988,637 Shares to certain investors for net proceeds of $799 at an issue price of $0.0001 per Share.

On September 16, 2020 the Company closed an offering of 6,967,410 Shares to certain investors for net proceeds of $1,097,795 at an average issue price of $0.157 per Share.

On February 12, 2021, 1,000,000 Shares were returned to treasury.

On May 25, 2021 the Company closed an offering of 3,066,804 Shares of common stock for gross proceeds of $1,012,046. Fees in connection with this offering amounted to $3,795, resulting in net proceeds of $1,008,251.

On July 25, 2021, 303,030 Shares were returned to treasury.

On July 25, 2021 the Company closed an offering of 302,900 Shares to certain investors for gross proceeds of $99,957. Fees in connection with this offering amounted to $4,997.85, resulting in net proceeds of $94,959.

On September 29, 2021 the Company closed an offering of 1,350,000 Shares to certain investors for net proceeds of $445,500.

On November 22, 2021, the Company closed an offering of 703,000 Shares to certain investors for gross proceeds of $231,990.

On December 16, 2021 the Company closed a tranche of 805,200 Units under its Reg A Offering for gross proceeds of $1,006,500. Fees associated with this closing amounted to $42,281 for net proceeds of $964,218.

On December 27, 2021 the Company closed a tranche of 532,652 Units under its Reg A Offering for gross proceeds of $665,815. Fees associated with this closing amounted to $18,422 for net proceeds of $647,394.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

(c)Preferred share issuances

On June 21, 2021 the Company issued one “Series A” preferred share to JPMorgan for net proceeds of $1. The holder of the Series A Preferred Share is entitled to elect one member to the Company’s Board of Directors so long as it holds at least 15% of the outstanding shares of the Company’s common stock, and is entitled to certain protective rights and certain pre-emptive rights upon the issuance of new securities.

The Series A Preferred Share is redeemable at cost on the earlier of a) the election of the holder or b) that date on which the Company receives approval for an initial public offering on a US stock exchange.

(d)Common share issuances on debt conversion

On September 16, 2020 the Company issued 534,188 Shares to an arms’ length lender for conversion of debt in the amount of $50,000.

On May 13, 2021 the Company issued 607,500 Shares to JPMorgan for conversion of debt in the amount of $200,475.

On May 25, 2021 the Company issued 363,636 Shares to an arms’ length lender for conversion of debt in the amount of $120,000.

On September 29, 2021 the Company issued 337,500 Shares to JPMorgan for conversion of debt in the amount of $111,375.

On November 22, 2021 the Company issued 175,750 Shares to JPMorgan for conversion of debt in the amount of $57,997.50 and 52,432 Shares for conversion of debt in the amount of $13,108.

On December 9, 2021 the Company issued 209,731 Shares to an arms’ length lender for conversion of debt in the amount of $52,433. (See Note 13(d)).

(e)Shares reserved for issuance

The table below sets forth the Shares reserved by the Company for future potential issuance.

Maximum Issuable
Company Stock Option Plan (1)	5,000,000
Conversion of Debt (2)	948,332
Share Issuable under JPMorgan Agreement (3)	111,111
Common Share Purchase Warrants	125,000
Offering Shares remaining issuable under the Offering (4)	13,662,148
Warrant Shares issued under the Offering	1,337,852
Warrant Shares remaining issuable under the Offering (4)	13,662,148
Brokers Warrants issued under the Offering	8,052
Broker Warrants remaining issuable under the Offering (5)	141,948

TOTAL SHARES RESERVED FOR ISSUANCE	34,996,591

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

Notes:

1.The Company has reserved a maximum of 5,000,000 Shares issuable in connection with grants made under the Company’s Stock Option Plan (see Note 16).

2.The Company has reserved a total of 948,332 Shares issuable in connection with the issue of certain convertible debt notes (see Note 13), as set forth below.

	Principal Amount	Amount Due at Maturity	Shares Issuable on Conversion
Private Lender	$50,000	$52,000	555,555
Marcus Laun	$25,000	$26,000	277,777
Private Lender	$50,000	$57,500	46,000
Private Lender	$50,000	$57,500	46,000
JPMorgan	$25,000	$28,750	23,000

3.The Company has reserved a maximum of 111,111 Shares in connection with certain share issue rights issuable conditional on conversion of debt by a third party as set forth in the JPMorgan Agreement (see Note 17(b)), assuming full conversion.

4.On September 29, 2021 the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company is proposing to sell up to 15 million units (“Units”) at a price of $1.25 per Unit. Each Unit is comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional Share (an “Offering Warrant”) at a price of $2.50 for a period of three years from issue. The Company has reserved a maximum of 15,000,000 Shares issuable under the Reg A Offering, assuming full subscription, and a maximum of 15,000,000 Shares issuable on exercise of the Offering Warrants (”Warrant Shares”) issued in connection with the Reg A Offering, assuming full subscription and full exercise. The Company will not issue Unit certificates but will instead issue Offering Shares and Offering Warrants in the amount of Units subscribed for to subscribers under the Reg A Offering.

5.On August 16, 2021 the Company entered into an Engagement Agreement with Digital Offering, LLC to provide broker-dealer services in connection with the Offering. Under the terms of the Engagement Letter, the Company will issue a warrant to purchase one Share of the Company (an “Agent Warrant”) for each 100 Shares sold to investors under the Offering at an exercise price of $1.25 and subject to transfer, lock-up and exercise restrictions as set forth in Rule 5110 of the Financial Industry Regulatory Authority, Inc (“FINRA”), as applicable. Accordingly, the Company has reserved a maximum of 150,000 Shares issuable on exercise of the Agent Warrants issuable to Digital Offering, LLC in connection with its services under the Offering, assuming full subscription of the Offering and full exercise of the Agent Warrants.

6.On November 22, 2021, the Company issued warrants to purchase an aggregate of 100,000 Shares to two arm’s length lenders in connection with the issue of the convertible promissory notes disclosed in Note 13 above. The warrants are exercisable into Shares for a period of eighteen months with an exercise price of $0.50 per Share.

7.On November 22, 2021, the Company issued warrants to purchase an aggregate of 25,000 Shares to JPMorgan in connection with the issue of the convertible promissory note disclosed in Note 13 above. The warrants are exercisable in Shares for a period of eighteen months with an exercise price of $0.50 per Share.

8.On December 15, 2021 the Company issued warrants to purchase an aggregate of 805,200 Shares to subscribers under its Reg A Offering. The warrants are exercisable into Shares for a period of three years with an exercise price of $2.50 per Share.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

9.On December 15, 2021 the Company issued broker warrants to purchase an aggregate of 8,052 Shares to Digital Offering LLC under its Reg A Offering. The warrants are exercisable into Shares for a period of five years with an exercise price of $1.25 per Share and are subject to certain FINRA restrictions under Rule 5110.

10.On December 27, 2021 the Company issued warrants to purchase an aggregate of 532,652 Shares to subscribers under its Reg A Offering. The warrants are exercisable into Shares for a period of three years with an exercise price of $2.50 per Share.

11.On December 27, 2021 the Company issued broker warrants to purchase an aggregate of 5,326 Shares to Digital Offering LLC under its Reg A Offering. The warrants are exercisable into Shares for a period of five years with an exercise price of $1.25 per Share and are subject to certain FINRA restrictions under Rule 5110.

16.STOCK OPTION PLAN

On March 27, 2020 the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 5,000,000 Shares reserved and available for issue as at December 31, 2021.

During the years ended December 31, 2021 and December 31, 2020, the Company did not grant any stock options to directors, officers and consultants of the Company.

During the years ended December 31, 2021 and December 31, 2020, there was no share-based compensation expense.

17.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed in these consolidated financial statements are:

(a)Key management personnel and director compensation

As at December 31, 2021 there was $0 due to members of key management and directors for unpaid salaries, expenses and director fees (2020 - $0) as salaries and fees were voluntarily waived for the year of 2021.

On December 8, 2021 the board of directors approved and authorized the award of a one-time discretionary bonus (“Bonus”) for the achievement of certain corporate performance milestones during the 2021 calendar year to certain directors and officers of the Company totaling $596,100 of which $190,000 was paid as of December 31, 2021. The balance of the Bonus will be paid out of available funds, at the Board’s judgement and sole discretion, in lump-sum payment or instalments from time to time.

(b)Transactions with related parties

As disclosed in Note 12 above, on September 16, 2020 the Company issued a promissory note to JPMorgan, in the amount of $450,000. JPMorgan is a related party as a significant shareholder.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020 and approved a governance agreement between the Company and JPMorgan Chase Bank N.A. (“JPMorgan”), which grants to JPMorgan the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess o$500,000 or (i) any investment by the Company in excess of $500,000;

•Board of Director observation rights;

•The issue of up to 111,111 Shares for no additional consideration upon the conversion of a promissory note with an unrelated third party;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

As disclosed in Note 15 above, on May 13, 2021 JPMorgan converted $200,475 of debt for the issuance of 607,500 Shares and on September 29, 2021 converted $111,375 of debt for the issuance of 337,500 Shares, each conversion at a deemed price of $0.33 per Share. On November 22, 2021 JPMorgan converted an aggregate of $71,105.50 of debt for the issuance of 228,182 Shares and was issued a convertible promissory note in the amount of $25,000 (see Note 13(f)) in exchange for settlement of $25,000 of debt. These settlement amounts were in each case applied first against the accrued interest and any remainder against the principal owing under the promissory note disclosed in Note 12(f). In connection with the note JPMorgan was issued 25,000 warrants as disclosed in Note 15(e)(7).

(c)Due to/from director

On September 28, 2020, the Company received an advance from David Sealock, a director and CEO of the Company, in the amount of $19,490 bearing interest at 0% per annum and repayable on demand. On March 26, 2021 the amount was repaid in full.

As disclosed in Note 13(c) above, on July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. The maturity date of the note is being renegotiated.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

18.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	December 31, 2021	December 31, 2020
Insurance	$465,647	$105,675
Professional fees	193,593	124,913
Executive Compensation	367,815	31,821
Travel expenses	49,667	60,748
Other	62,437	22,003
	$1,139,159	$345,160

19.COMMITMENTS AND CONTINGENCIES

The Company is not party to any contractual commitments other than as disclosed elsewhere herein.

20.MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital. The Company considers its capital for this purpose to be its shareholders’ equity and debt and convertible debentures.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company’s capital.

21.MANAGEMENT OF FINANCIAL RISKS

The risks to which the Company’s financial instruments are exposed to are:

(a)Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company’s business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by a review of the customer’s credit information.

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

Accounts receivable, collections and payments from customers are monitored and the Company maintains an allowance for estimated credit losses based upon historical experience with customers, current market and industry conditions and specific customer collection issues.

At December 31, 2021 and 2020 the Company had $0 and $29,168, respectively in trade and other receivables. The Company considers its maximum exposure to credit risk to be its trade and other receivables and notes receivable. The Company expects to collect these amounts in full and has not provided an expected credit loss allowance against these amounts.

(b)Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

(c)Currency risk

Currency risk is the risk that the value of financial assets and liabilities denominated in currencies, other than the functional currency of the Company, will fluctuate due to changes in foreign currency exchange rates. As at December 31, 2021, the Company’s exposure to currency risk is limited to cash and equivalents denominated in Canadian dollars in the amount of CAD $1,430, accounts payable and accrued liabilities denominated in Canadian dollars in the amount of CAD $39,063. A 1% change in the exchange rate between the US and Canadian dollar would have a $376 impact on the net loss and cash flows of the Company.

(d)Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company’s financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate obligations of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

22.SUBSEQUENT EVENTS

Except as disclosed elsewhere herein and below, no material events occurred subsequent to April 8, 2022 the date of presentation of these financial statements.

In January 2022 the Company repaid the loans disclosed in Note 12(a)(ii) and (iii) in full.

On February 2, 2022 the Company closed a tranche of 787,090 Units under its Reg A Offering for gross proceeds of $983,862.50. Fees associated with this closing amounted to $26,683.69 for net proceeds of $957,178.82. The Units were separated into 787,090 Offering Shares and Offering Warrants to purchase 787,090 and were issued pro rata to subscribers. The Company issued Broker Warrants to purchase an aggregate of 7,870 Shares to Digital Offering LLC under its Reg A Offering. The Broker Warrants are exercisable into Shares for a period of five years with an exercise price of $1.25 per Share and are subject to certain FINRA restrictions under Rule 5110.

On February 23, 2022 the Company closed a tranche of 305,181 Units under its Reg A Offering for gross proceeds of $381,476.25. Fees associated with this closing amounted to $9,022.15 for net proceeds of $372,454.10. The Units were separated into 305,181 Offering Shares and Offering Warrants to purchase 305,181 and were issued pro rata to subscribers. The Company issued Broker Warrants to purchase an aggregate of 3,051 Shares to Digital Offering LLC under its Reg

SKY QUARRY INC.

Notes to the consolidated Financial Statements

For the years ending December 31, 2021 and 2020

Expressed in US dollars

A Offering. The Broker Warrants are exercisable into Shares for a period of five years with an exercise price of $1.25 per Share and are subject to certain FINRA restrictions under Rule 5110.

On March 14, 2022 JPMorgan converted the balance of the loan disclosed in Note 12(a)(vii), being $85,928.54, into 68,742 Shares at a deemed conversion price of $1.25 per Share, repaying the loan in full.

On March 15, 2022 the Company repaid the secured loan to Loeb Term Solutions LLC disclosed in Note 12(a)(x) in full and the loan to the private lender disclosed in Note 11(a)(iv) in full.

On March 28, 2022 the Company issued an aggregate of 860,730 Shares in connection with the conversion in full of the convertible promissory notes in Note 13(a) and (c). 108,255 Shares were issued to JPM in connection with the aforementioned note conversions pursuant to certain terms of the JPM Agreement (see Notes 15(e)(3) and 17(b)).

On April 7, 2022 the Company closed a tranche of 3,132,256 Units under its Reg A Offering for gross proceeds of $3,915,320. Fees associated with this closing amounted to $194,472.64 for net proceeds of $3,720,847.36. The Units were separated into 3,132,256 Offering Shares and Offering Warrants to purchase 3,132,256 and were issued pro rata to subscribers. The Company issued Broker Warrants to purchase an aggregate of 31,322 Shares to Digital Offering LLC under its Reg A Offering. The Broker Warrants are exercisable into Shares for a period of five years with an exercise price of $1.25 per Share and are subject to certain FINRA restrictions under Rule 5110.

As at the date of the presentation of these financial statements, the Company has received subscription agreements under its Regulation A Offering for approximately 11,888,608 Units from a total of 6,559 subscribers for aggregate committed funds totaling $14,860,760. Subscriptions accepted by the Company to date amount to 5,562,379 Units for gross proceeds of $6,952,973.75. The balance of the subscriptions are pending verification and funds are held in trust by the escrow agent pending approval for release.

Item 8.	Exhibits

INDEX TO EXHIBITS

The following documents are filed with this Annual Report.

Exhibit #	Description

2.1	Consent of Auditor

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)

Sky Quarry Inc.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Chief Executive Officer
Date:	April 29, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Principal Executive Officer
Date:	April 29, 2022

By:	/s/ Darryl Delwo
Name:	Darryl Delwo
Title:	Principal Finance Officer, Principal Accounting Officer
Date:	April 29, 2022